Exhibit 14

QSAM Biosciences, Inc.

Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics (the “Code”) sets forth legal and ethical standards of conduct for directors, officers and employees of QSAM Biosciences, Inc. and its subsidiaries (the “Company”). This Code is intended to: (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company; (iii) promote compliance with applicable governmental laws, rules and regulations; (iv) promote the protection of Company assets, including corporate opportunities and confidential information; (v) promote fair dealing practices; (vi) deter wrongdoing; and (vii) ensure accountability for adherence to the Code. This Code applies to the Company and all of its subsidiaries and other business entities controlled by it.

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically. Each director, officer and employee of the Company must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or the Company’s General Counsel.

1.	Compliance with Laws, Rules and Regulations

1.1 The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to be familiar with the laws, rules and regulations applicable to your place of work, and such additional laws, rules and regulations which may apply and of which the Company gives you written notice. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

1.2 If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees or directors, it is your responsibility to promptly report the matter to your supervisor, the Company’s General Counsel, or the Chairman of the Audit Committee. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal or state law, rule or regulation, to the appropriate regulatory authority.

1.3 Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

1.4 Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the General Counsel.

1.5 No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information regarding the Company or any other company to:

(a) obtain profit for himself or herself; or

(b) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

1.6 Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate against an employee because he or she in good faith reports any such violation.

1.7 This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

2.	Conflicts of Interest

2.1 Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a conflict of interest.

2.2 A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

2.3 Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer or their family members are expressly prohibited.

2.4 Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section 2.5.

2.5 Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor, the Company’s General Counsel, or the Chairman of the Audit Committee. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel or Chairman of the Audit Committee with a written description of the activity and seeking the Chairman’s or the General Counsel’s written approval. If the supervisor is himself or herself involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

3.	Insider Trading

3.1 It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of the Company, or any of its customers or vendors, while possessing inside information or unpublished knowledge. If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the Company’s General Counsel before making any such purchase or sale. Refer to Company’s Insider Trading Policy for more information.

4.	Confidentiality

4.1 Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

4.2 Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company’s authorized spokespersons. You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

4.3 Finally, if you are involved in conducting business in the federal, state or local government marketplace(s), you may be subject to other obligations regarding the use, disclosure, safeguarding or receipt of particular types of information, including restrictions regarding competition-sensitive information such as government source selection or contractor bid and proposal information.

5.	Corporate Opportunities

5.1 All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

6.	Honest and Ethical Conduct and Fair Dealing

6.1 Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

7.	Protection and Proper Use of Corporate Assets

7.1 Employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Employees, officers and directors must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

7.2 Employees, officers and directors must advance the Company’s legitimate interests when the opportunity to do so arises. You must not take advantage of opportunities for yourself or another person that are discovered through your position with the Company or the use of property or information of, or entrusted to, the Company.

8.	Gifts and Gratuities

8.1 The use of Company funds or assets for gifts, gratuities or other favors to Company employees is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient. Note: Payments to Company employees under bonus, commission, incentive, or other bona-fide recognition and performance plans or programs are not considered gifts under this section.

8.2 Employees, officers and directors must not accept, or permit any member of his or her Immediate Family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion. For purposes of this policy, nominal value is considered $100 or less.

8.3 Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

8.4  Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world. You must also abide by the often stringent laws regulating gifts and gratuities to government officials and employees.

9.	Accuracy of Books and Records and Public Reports

9.1 Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the material accuracy of your records and reports. Accurate record keeping and reporting are essential to the Company’s ability to meet legal and regulatory obligations, including specific obligations relating to the Company’s transactions with governments and governmental entities.

9.2 All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record in all material respects. The financial statements of the Company shall conform in all material respects to generally accepted accounting principles and the Company’s accounting policies. No undisclosed or unrecorded account shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation. It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

10.	Concerns Regarding Accounting or Auditing Matters

10.1 Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to the Chairman of the Audit Committee of the Board of Directors at the Company’s headquarters address. See Reporting and Compliance Procedures. A complete record of all complaints will be prepared by the Audit Committee each fiscal quarter and reported to the Board of Directors.

10.2 The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint. The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern (unless the employee is found to have knowingly and willfully made a false report).

11.	Waivers of this Code of Business Conduct and Ethics

11.1 While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the General Counsel must be obtained.

11.2 The General Counsel shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests and report such record to the Audit Committee each fiscal quarter.

11.3 Any executive officer or director who seeks an exception to any of these policies should contact the Chairman of the Audit Committee of the Board of Directors.

11.4 Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.

11.5 Any waiver for a director or an executive officer shall be disclosed as required by the SEC.

12.	Reporting and Compliance Procedures

12.1 Every employee, officer and director has the responsibility to ask questions, seek guidance, and report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company related conduct that violates applicable law or this Code should report such information to his or her supervisor, the Company’s General Counsel, as described below.

12.2 You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the General Counsel.

12.3 You may report violations of this Code on a confidential or anonymous basis by writing to the Company at its corporate headquarters to the attention of General Counsel or by emailing to info@qsambio.com. Depending on the nature of the information you are providing, your message will be directed to either the General Counsel or the Chairman of the Audit Committee. While we prefer that you identify yourself when reporting violations so we may follow up with you as necessary for additional information, you may leave messages anonymously if you wish.

12.4 If either the General Counsel or the Chairman of the Audit Committee receives information regarding an alleged violation of this Code, he or she shall, as appropriate:

(a) evaluate such information;

(b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation;

(c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation; and

(d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Board of Directors or a committee thereof.

12.5 Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

12.6 The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officer and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.

12.7 Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution.

12.8 Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulating authorities for investigation or prosecution.

12.9 Any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

12.10 All such disciplinary actions are to be taken in accordance with the laws pertaining to the place of employment of the subject party, including laws governing due process and employment, and such other agreements of employment as may exist between the Company and the subject employee.

13.	Dissemination and Amendment

13.1 The Company reserves the right to amend, alter or terminate this Code at any time for any reason. This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter any existing employment contract, if any, or, where no such employment contracts exists.

14.	Definitions

For the purpose of this Code, the following definitions apply:

“Close Relative” means a spouse, domestic partner, dependent child (including step-child or foster child) or any other person living in the same home with the employee, officer or director.

“Direct Competitor” means any commercial business entity which directly competes with one or more of the Company’s product or service lines of business representing at least 5% (five percent) of the Company’s gross annual revenues.

“Immediate Family” means a Close Relative and a parent, sibling, child (including stepchild or foster child), mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law.

ACKNOWLEDGMENT OF RECEIPT AND REVIEW

To be signed and returned to the Company’s General Counsel.

I, _______________________, acknowledge that I have received and read a copy of the QSAM Biosciences, Inc. Code of Ethics and Business Conduct. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code.

I understand that I should approach Chairman of the Audit Committee or the General Counsel if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

[NAME]

[PRINTED NAME]

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